

16012149

ITED STATES
EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67584

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alluvion Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5100 Poplar Avenue, Suite 809
(No. and Street)

Memphis	TN	38137
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John S. Jumper 901-763-0744
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jackson, Howell and Associates, PLLC
(Name – *if individual, state last, first, middle name*)

7240 Goodlett Farms Parkway, Suite 101	Cordova	TN	38016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John S. Jumper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alluvion Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


LINDA J. CHRISTIAN
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY
My Commission Expires July 14, 2019

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alluvion Securities, LLC

FINANCIAL REPORT

December 31, 2015

JACKSON, HOWELL & ASSOCIATES, PLLC

CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS



CONTENTS

JACKSON, HOWELL & ASSOCIATES, PLLC
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS



MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

MEMBERS:

JIMMY R. ADKINS, CPA
DAVID L. JACKSON, CPA
CYNTHIA C. ROBB, CPA
KAREN D. HILL, CPA, CFE, CGFM
MARK L. LAUBER, CPA

TENNESSEE
7240 GOODLETT FARMS PARKWAY, SUITE 101
CORDOVA, TENNESSEE 38016-4925
(901) 683-5100 (O) / (901) 683-0562 (F)

ARKANSAS
301 EAST BROADWAY STREET
WEST MEMPHIS, ARKANSAS 72301-3173
(870) 735-2683 (O) / (870) 735-5871 (F)

E-MAIL: JHH@JHHCPA.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Governors
Alluvion Securities, LLC
Memphis, Tennessee

We have audited the accompanying statement of financial condition of Alluvion Securities, LLC (the Company) as of December 31, 2015, and the related statements of income, members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alluvion Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in the Schedule I - Computation of Net Capital Under Rule 15c3-1 (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Alluvion Securities, LLC's financial statements. The Supplemental Information is the responsibility of Alluvion Securities, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In

forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Schedule I - Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jackson, Howell & Associates, PLLC

Cordova, Tennessee
February 26, 2016

Alluvion Securities, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash	$ 79,709
Due from broker dealers and clearing organizations	101,070
Fees receivable	40,000
Receivables from noncustomers	145,799
Furniture and equipment, at cost, less accumulated depreciation of $109,175	11,008
Other assets	7,871
	$385,457

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 23,995
	23,995
Commitments and contingencies	-
Members' equity	361,462
	$385,457

The accompanying notes are an integral part of these financial statements.

Alluvion Securities, LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2015

REVENUES:	
Underwriting income	$ -
Other income, non-security related	1,040,523
	1,040,523
EXPENSES:	
Employee compensation and benefits	587,701
Floor brokerage, exchange and clearance fees	93,380
Communications and data processing	41,982
Occupancy	75,638
Other expenses	637,945
	1,436,646
NET LOSS	$ (396,123)

The accompanying notes are an integral part of these financial statements.

Alluvion Securities, LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2015

Balance at January 1, 2015	$ 215,418
Member contributions	542,167
Net loss	(396,123)
Balance at December 31, 2015	$ 361,462

The accompanying notes are an integral part of these financial statements.

Alluvion Securities, LLC
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2015

Subordinated borrowings at January 1, 2015	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2015	$ -

The accompanying notes are an integral part of these financial statements.

Alluvion Securities, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(396,123)
Adjustments to reconcile net loss to cash used in operating activities:	
Depreciation	7,722
(Increase) decrease in operating assets:	
Net receivable from broker-dealer and clearing organizations	(75,436)
Fees receivable	(40,000)
Receivables from non customers	91,020
Other assets	(2,779)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(32,840)
NET CASH USED IN OPERATING ACTIVITIES	(448,436)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member contributions	542,167
Payments on promissory note	(14,022)
NET CASH PROVIDED BY FINANCING ACTIVITIES	528,145
INCREASE IN CASH	79,709
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ 79,709
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:	
Cash paid during the year for:	
Interest	$ 830
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

Alluvion Securities, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE A - NATURE OF BUSINESS

The Company is a securities broker dealer operating under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as a registered limited liability company organized in the State of Delaware conducting business through its Memphis, Tennessee office.

The Company primarily transacts business with banks and other financial institutions, private organizations and individuals in a principal capacity of buying and selling various types of debt securities, which include obligations of the United States government, government agencies and state and local governments. The Company also acts as an agent for customers in acquiring private placement loans. In addition, the Company works directly with state and local governments as financial advisor and underwriter of new issues of municipal debt.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company has contracted with Sterne Agee Leach, Inc. to act in the capacity of its clearing broker and all customer funds and securities are safe kept with that institution in accordance with the Securities and Exchange Commission regulations.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions are recorded on a trade date basis, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Underwriting Fees

Underwriting fees include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Sales concessions and underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

The Company is treated as a partnership for income tax purposes and as such, each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed.

As a result, no provisions for income taxes or deferred income taxes have been made.

The Company recognizes the accrual of any interest and penalties relating to unrecognized tax benefits in income tax expense. No interest or penalties relating to unrecognized tax benefits were recognized in 2015.

The Company is no longer subject to Federal or state tax examinations by taxing authorities for years before 2012.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Events Occurring After Report Date

The Company has evaluated events and transactions that occurred between December 31, 2015 and February 26, 2016, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Following is a description of the valuation methodologies used for the assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015.

Municipal securities: Certain municipal securities are valued at the closing price reported in the active market in which the security is traded. Other municipal securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings, maturity dates, and other factors related to the security.

Common stocks: Certain common stocks are valued at the closing price reported in the active market in which the individual securities are traded. Investments in certain restricted common stocks are valued at the quoted market price of the issuer's unrestricted common stock less an appropriate discount. If a quoted market price for unrestricted common stock of the issuer is not available, restricted common stocks are valued at a multiple of current earnings less an appropriate discount. The multiple chosen is consistent with multiples of similar companies based on current market prices.

NOTE C - FAIR VALUE MEASUREMENT - CONTINUED

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

Fair Value Measurements on a Recurring Basis
As of December 31, 2015

ASSETS	Level 1	Level 2	Level 3	Total
Cash	$ 79,709	$ -	$ -	$ 79,709

NOTE D - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

As discussed in Note A, the Company's customers securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company.

NOTE E - COMMITMENTS AND CONTINGENCIES

Certain leases contain renewal options and escalation clauses. Rent expense for 2015 aggregated to $67,174 and is included in the Occupancy expense line item in the statement of income.

NOTE E - COMMITMENTS AND CONTINGENCIES - CONTINUED

The required annual rental payments for leases entered into by the Company are as follows:

Year ending December 31	Amount
2016	$46,782

In the normal course of business, the Company enters into underwriting commitments. There were no open commitments as of December 31, 2015.

NOTE F - GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE F - GUARANTEES - CONTINUED

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions of equity paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital and net capital requirements of approximately $156,784 and $100,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.15 to 1.

Periodically through the year ended December 31, 2015, the Company was out of compliance with its net capital requirements discussed above. As such, the Company could not conduct certain transactions which required net capital compliance, such as underwriting and trading in securities with customers. As of December 31, 2015, the Company was in compliance with net capital requirements.

NOTE H - RELATED PARTIES

The Company is a special purpose entity of The Harbor Bank of Maryland. The Harbor Bank of Maryland is a state chartered commercial bank that has provided commercial and retail banking services in Baltimore, Maryland since 1982.

The Company has advanced $145,799 to related entities with common ownership for operating funds. These amounts are due upon demand and the amounts are considered non-allowable assets for purposes of the net capital computation.

The Company has a consulting agreement with a related entity for monthly consulting services. Revenue generated under this agreement was $1,040,500 for the year ended December 31, 2015. As of December 31, 2015 the related entity owed $40,000 in fees to the Company. This amount is reflected in the balance sheet as fees receivable.

NOTE I - OTHER MATTER

The Company has experienced substantial losses since its inception and has been out of net compliance on multiple occasions, throughout the year ended December 31, 2015.

Management has established a detailed plan and developed a current pipeline of potential revenue streams which it believes will provide the Company the resources it needs to become financially stable and maintain compliance with its net capital requirements. Several loan consulting and advisory fees are imminent which should provide the necessary capital to maintain regulatory net capital compliance. If successfully completed, these revenue streams will be more than adequate to fund the Company into the next year. As a contingency, one of the owners has signed a capital commitment letter to maintain compliance through 2016.

These financial statements do not include any adjustments that may result from any of the above discussions and although management believes these plans are sufficient for its needs, the ultimate outcome of these plans is uncertain.

SUPPLEMENTARY INFORMATION

Alluvion Securities, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2015

Schedule I

Net capital:		
Total members' equity		$361,462
Deductions and/or changes:		
Fees receivable	$ 40,000	
Receivables from noncustomers	145,799	
Furniture and equipment, net	11,008	
Other assets	7,871	204,678
NET CAPITAL		$156,784
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 23,995
AGGREGATE INDEBTEDNESS		$ 23,995
Computation of basic net capital requirement:		
Minimum net capital required		$100,000
Excess net capital		$ 56,784
Excess net capital at 1000%		$ 36,784
Ratio of aggregate indebtedness to net capital		0.15 to 1.00

There are no material differences between the Company's computation of net capital under Rule 15c3-1 included in Part II of Form X-17A-5 as of December 31, 2015 and the computation above; therefore, no reconciliation of the computation of net capital under Rule 15c3-1 is included.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON REVIEW OF EXEMPTION REPORT

JACKSON, HOWELL & ASSOCIATES, PLLC
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS



MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

MEMBERS:

JIMMY R. ADKINS, CPA
DAVID L. JACKSON, CPA
CYNTHIA C. ROBB, CPA
KAREN D. HILL, CPA, CFE, CGFM
MARK L. LAUBER, CPA

TENNESSEE
7240 GOODLETT FARMS PARKWAY, SUITE 101
CORDOVA, TENNESSEE 38016-4925
(901) 683-5100 (O) / (901) 683-0562 (F)

ARKANSAS
301 EAST BROADWAY STREET
WEST MEMPHIS, ARKANSAS 72301-3173
(870) 735-2683 (O) / (870) 735-5871 (F)

E-MAIL: JHH@JHHCPA.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Governors
Alluvion Securities, LLC
Memphis, Tennessee

We have reviewed management's statements, included in the accompanying Alluvion Securities, LLC's Exemption Report, in which Alluvion Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Alluvion Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (b) Alluvion Securities, LLC stated that Alluvion Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Alluvion Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alluvion Securities, LLC's. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jackson, Howell & Associates, PLLC

Cordova, Tennessee
February 26, 2016

Alluvion Securities, LLC's Exemption Report

Alluvion Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most of recent fiscal year without exception.



Alluvion Securities, LLC

I, John Jumper, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By:
CFO

February 17, 2016

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

JACKSON, HOWELL & ASSOCIATES, PLLC

CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS



MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

MEMBERS:

JIMMY R. ADKINS, CPA
DAVID L. JACKSON, CPA
CYNTHIA C. ROBB, CPA
KAREN D. HILL, CPA, CFE, CGFM
MARK L. LAUBER, CPA

TENNESSEE
7240 GOODLETT FARMS PARKWAY, SUITE 101
CORDOVA, TENNESSEE 38016-4925
(901) 683-5100 (O) / (901) 683-0562 (F)

ARKANSAS
301 EAST BROADWAY STREET
WEST MEMPHIS, ARKANSAS 72301-3173
(870) 735-2683 (O) / (870) 735-5871 (F)

E-MAIL: JHH@JHHCPA.COM

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Governors
Alluvion Securities, LLC
Memphis, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2015, which were agreed to by Alluvion Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Alluvion Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Alluvion Securities, LLC's management is responsible for Alluvion Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and check copies noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, quarterly Forms X-17A-5 and monthly internal financial statements noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers and reconciliation of Form SIPC-7 amounts prepared by the Company supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jackson, Howell & Associates, PLLC

Cordova, Tennessee
February 26, 2016